Management Discussion and Analysis

February 28, 2015

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations for Tanzanian Royalty Exploration Corporation (the “Company”) should be read in conjunction with the unaudited interim condensed consolidated financial statements for the three and six month period ended February 28, 2015 and 2014 and the audited consolidated financial statements for the years ended August 31, 2014 and 2013.  The MD&A was prepared as of April 14, 2015.  All amounts are in Canadian dollars, unless otherwise specified.

Highlights – for the six months ended February 28, 2015

Financial:

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On March 25, 2015, the Company amended the terms of its convertible senior note financing, the first drawdown from escrow under which successfully closed on December 29, 2014.

Under the original financing terms, notes in the principal amount of US$10,000,000 were issued at an 8% discount, yielding an initial funding amount of US$9,200,000. The initial (closing) drawdown from escrow was US$1,766,558, and the balance of the funded amount (less expenses of issue) was placed in escrow to be available for future drawdowns, subject to the Company meeting certain financial ratios. The notes were to bear interest at 8% per annum, payable monthly.

The outstanding principal at the time of the amendment was US$9,250,000 representing the original USD$10,000,000 less the payment made as part of the lenders “mandatory redemption option”. The previously escrowed funds will be returned to the lender -- under the amended financing, there will be no escrow of funds -- and the outstanding principal amount of the notes will be reduced to US$1,450,000. Interest at 8% per annum will be calculated on the reduced principal amount only, effective from March 1, 2015. A maximum of US$300,000 in cash will be repayable in April, 2015, pursuant once again to the lender’s "mandatory redemption option."

The reduced amount of outstanding notes remain convertible at the option of the lender at 115% of the 5-day volume-weighted average trading price on the NYSE MKT of the Company's common shares as at December 9, 2014 (being US0.98). The terms of the 982,143 share purchase warrants issued to the lender on closing are unchanged; they remain exercisable for 5 years at the conversion price, and the lender may also opt to receive interest in common shares in lieu of cash at that price. The notes mature in 24 months and are prepayable at the option of the Company 6 months after the original closing. The lender may resume mandatory redemptions of up to US$750,000 monthly commencing in May, 2015 payable in cash or, subject to registration and certain financial criteria, shares at the option of the Company (at a price based on 90% of the then-current volume weighted average trading price).

The lender will be entitled to advance up to an additional US$4,000,000 to the Company in exchange for 8% discount notes subject to the same maturity and repayment terms (and

Management Discussion and Analysis

February 28, 2015

entitlement to share purchase warrants) as currently apply, with a conversion price of US$0.98, subject to downward adjustment to $0.50, from and after September 30, 2015, under certain market conditions. In consideration of the amendments agreed to, the lender will receive 500,000 common shares of the Company

•

On December 29, 2014, the Company closed the issuance of US$10,000,000 in convertible senior notes and up to 3,642,857 common share purchase warrants to an institutional lender. The facility may be increased to US$15,000,000, subject to financial criteria.  Forefront Capital acted as Placement Agent.

The notes are issuable at an 8% discount, with an initial funding amount of US$9,200,000. The initial closing drawdown was US$1,766,588. Subsequent drawdowns may be made based on meeting certain financial conditions, including the Company achieving net free cash flow of at least US$1,050,000 over a quarterly period .. The notes bear interest at 8% per annum, payable monthly.

The notes are convertible at the option of the lender at a price of $0.98. The 982,143 warrants issued to the lender on closing are exercisable for 5 years at the conversion price of $0.98, and any warrants issued to the lender in future will be exercisable at 115% of the 5-day volume-weighted average trading price (“VWAP”) of the common shares on the 5 trading days immediately preceding the date of issue.  The lender may also opt to receive interest in common shares in lieu of cash at $0.98 per share.  The notes mature in 24 months and are prepayable in full (if the prepayment amount is funded by new debt) or in part (if the prepayment amount is funded by equity) at the option of the Company after 6 months at a price equal to 107% of the principal being repaid .. The lender may redeem 7.5% of principal monthly commencing in March, 2015 payable in cash or shares at the option of the Company (at a price based on 90% of the then-current volume weighted average trading price) , subject to certain conditions, including that the VWAP of the common shares exceeds US$0.60 per share on the payment date and on each of the 20 trading days immediately preceding such date, and that an SEC registration statement is effective for resale of the common shares issuable under the notes ..

Operational:

•

Construction of the 4 Heap Leach solution ponds (Emergency, Barren, Intermediate and Pregnant Ponds) was completed by installation of protective Geo-textile & HDPE membrane liners on the walls and floors of the solution ponds. The material is impervious to solutions and liquids hence protect the surroundings from any poisonous chemical leakages from the ponds.  Leakage testing using barren water, however, identified significant outflows that necessitated urgent repairs to the lining in the ILS and PLS ponds and these have since been repaired.

Management Discussion and Analysis

February 28, 2015

•

Heap leach pad #1 has been stockpiled with ore materials in readiness for commencement of cyanide leaching.  Stockpiling ore materials on heap leach pad #2 was ongoing throughout the quarter.

•

Installation of the cyanide PVC irrigation drip pipe works on the loaded heap leach pad # 1 was completed during the quarter.

•

Construction of the gold room, laboratory and cyanide storage building, including erection of the wall, deck, painting and installation of strong gold room doors and windows were also completed.

•

The final version of the environmental impact statement (“EIS”) document on the Itetemia Gold Project was submitted to National Environment Management Council (“NEMC”) on our behalf by Efficient Consultants Limited. However, the Minister responsible for Environmental Affairs could not issue the EIA certificate until few corrections are made and EIA re-submitted.

•

Installation of the CIC Plant by the DMO Technological Services of Zimbabwe, which included  erection of steel supporting structure, column tanks for carbon adsorption and cyanide mixing tank progressed very well. DMO technicians further undertook finishing of the second batch of plant accessories (e.g. structural beams, agitator plate, mantis grating, and regen feed tank etc) during the quarter.

•

The construction of the Buckreef Project Run of Mine Pad (ROM PAD)for  stockpiling of the different categories of the  Gold Bearing Ore Materials (High Grade, Medium Grade, Low Grade, Mineralized Waste) to be mined commenced during the reported quarter.

•

Grade Control drilling aimed at delineating ore material in terms of grade was initiated during this quarter. A total of 6,740 m was drilled from 288 drill holes with a a total of 7,460 samples.

•

As the grade control drilling progressed, marking of the ore blocks in terms of High Grade, Medium Grade, Low Grade, Mineralized Waste and Waste was concurrently undertaken with mining of Ore and Waste materials from the South pit. The  blocks have been demarcated at 1217mRL and mining started by removing the first 2m from level 1217mRL to 1215mRL

•

Mining at South Pit returned a stockpile of 3,307.5 tonnes ore @ 0.72 g/t Au (Low Grade); 1,957.5 tonnes ore @ 1.8 g/t Au (Medium Grade); and 5,163.75 tonnes ore @ 2.67 g/t Au (High Grade) with contained 633 oz Au. The ore material was hauled to the run-of-mine (ROM) pad ready for leaching.

•

ROM Stockpiles at the end of first quarter was 7257 t @ 3.49g/t of High Grade (HG), 3083 tonnes @ 2.00g/t of Medium Grade (MG) and 3651 tonnes @ 0.76g/t of Low Grade.

Management Discussion and Analysis

February 28, 2015

•

As of 1st March, 2015, the cumulative total stockpile balance mined was estimated at 76,646.25 tonnes at an estimated 1.96 g/t Au for 4,828.68 Oz Au prior to factoring in any losses based on percentage of recovery.

•

Construction of the CIC Heap Leach Plant foundation, the gold room and laboratory was over  80%  completed. Outstanding work in progress include the wall, deck and installation of strong gold room doors, safe and fence.

Overall Performance

As at February 28, 2015 the Company had current assets of $10,046,371 ($858,171 not including funds held in escrow which were returned to the lender subsequent to the quarter end on March 25, 2015 as part of the modification of the senior convertible note) compared to $2,614,572 on August 31, 2014.  The increase is mainly due to the convertible senior note financing which resulted in funds held in escrow at February 28, 2015 of $9,188,200 (repaid sequent to the quarter end on March 25, 2015 as part of the modification of the senior convertible note), (August 31, 2014 - $nil).  This was offset by net expenditures on exploration of $1,743,008 (2014 - $1,096,278), additions to property, plant and equipment of $712,062 (2014 - $4,833) in connection with the construction of the processing plant and cash used in operations of $276,372 (2014 - $1,903,489).  Mineral properties and deferred exploration assets were $48,558,901 as compared to $47,052,468 at August 31, 2014.

Net loss for the six month period ended February 28, 2015 was $903,740 compared to a net loss of $115,390 in the comparable six month period ended February 28, 2014.  The main difference in net loss between the two periods is due to the lower gain from the revaluation of warrant liability during the six month period ended February 28, 2014 of $176,000 compared to $2,249,000 in 2014, offset by a gain on the revaluation of derivative liability of $1,322,721 compared to $nil in 2014.  The loss was further increased by an increase in write offs of mineral properties of $236,575 during the six month period ended February 28, 2015 compared to $173,486 in 2014 as well as interest accretion of $442,668 and finance costs of $147,966 compared to $nil in the prior year, both costs incurred as part of the convertible senior note financing in the year.  The remainder of the expenses were comparable to the prior period with small reductions in most areas of operations as the Company looked to be more cost effective as it worked towards securing additional financing and moving its Buckreef project into production.

During the six month period ended February 28, 2015, the Company issued 9,000 shares (2014 – nil shares) pursuant to the RSU plan with a value of $19,440 (2014 - $nil).  The Company also issued 400,000 (2014 – nil) shares with a value of $264,000 (2014 - $nil) in connection with a finders fee related to the convertible senior note financing completed in December 2014.  In the current year, capital was utilized for the Buckreef Gold Project development, property acquisition, exploration, capital equipment purchases and general operating expenses as tabulated below.  The remaining funds/cash liquid assets are invested in interest bearing investments, which are highly liquid.

Management Discussion and Analysis

February 28, 2015

C$ (000)
Funds available August 31, 2014	1,830
Convertible senior note financing, net of issue costs	1,618
Repayment of convertible senior note	(934)
Equipment purchases	(712)
Mineral property expenditures including licences, environmental and exploration, net of recoveries	(1,138)
General corporate expenses	(355)
Funds available February 28, 2015	$309

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at February 28, 2015, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in 2015 in order to continue development and construction of the Buckreef Project. On December 29, 2014, the Company closed the issuance of US$10,000,000 in convertible senior notes (see note 20 of the unaudited interim condensed consolidated financial statements for the three and six month periods ended February 28, 2015 and 2014 for details).  This convertible senior note financing was amended subsequent to February 28, 2015 reducing the outstanding loan amount to USD$1,450,000 with an option of up to an additional USD$4,000,000 at the option of the lender, see note 23 of the unaudited interim condensed consolidated financial statements for the three and six month periods ended February 28, 2015 and 2014 for details.  Furthermore, the Company is continuing to pursue additional financing, which the Company believes will fund the construction of the Buckreef Project and additional projects. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms. These unaudited interim condensed consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the unaudited interim condensed consolidated financial statements.

Additional funding may be derived from revenues generated in the future from anticipated completion and operation of its heap leach mine currently under development.  Management continues to explore alternative financing sources in the form of equity, debt or a combination thereof; however the current economic uncertainty and financial market volatility make it difficult to predict success.  Risk factors potentially influencing the Company’s ability to raise equity or debt financing include:  the outcome of the feasibility study at the Buckreef Project, mineral prices, the risk of operating in a foreign country, including, without limitation, risks relating to permitting, and the buoyancy of the credit and equity markets.  For a more detailed list of risk factors, refer to the Company’s Amended Form 20-F Annual Report for the year ended August 31, 2014, which is filed on SEDAR as the Company’s Annual Information Form.

Management Discussion and Analysis

February 28, 2015

Due to the current low interest rate environment and lack of funds, interest income is not expected to be a significant source of income or cash flow.  Management intends to monitor spending and assess results on an ongoing basis and will make appropriate changes as required.

TRENDS

•

There are significant uncertainties regarding the prices of precious and base metals and other minerals and the availability of equity and debt financing for the purposes of mineral exploration and development.  The prices of precious and base metals have been subject to extreme volatility over recent periods, as such the Company remains cautious;

•

The Company’s future performance is largely tied to development of the Buckreef project and other main projects and outcome of future drilling results; and

•

Current financial markets are likely to be volatile in Canada for the remainder of the year, reflecting ongoing concerns about the stability of the global economy.  As well, concern about global growth may lead to future drops in the commodity markets.  Uncertainty in the credit markets has also led to increased difficulties in borrowing or raising funds.  Companies worldwide have been negatively affected by these trends.  As a result, the Company may have difficulties raising equity and debt financing for the purposes of base and precious metals exploration and development.

These trends may limit the Company’s ability to discover and develop an economically viable mineral deposit.

Selected Financial Information

	As at and for the six month period ended February 28, 2015	As at and for the year ended August 31, 2014	As at and for the year ended August 31, 2013
Total Revenues	$0	$0	$0
Net income (loss) for the period	$(903,740)	$(2,416,265)	$(3,225,998)
Basic income (loss) per share	$(0.01)	$(0.02)	$(0.03)
Diluted income (loss) per share	$(0.01)	$(0.02)	$(0.03)
Total assets	$62,325,710	$52,792,901	$58,193,340
Total long term financial liabilities	$329,000	$0	$0
Cash dividends declared per share	$0	$0	$0

Management Discussion and Analysis

February 28, 2015

Results of Operations

Net additions to mineral properties and deferred exploration costs for the six month period ended February 28, 2015 were $1,743,008 compared to $781,962 for the six month period ended February 28, 2014.  The amount has increased as compared with prior year as the Company worked on mining of the Buckreef property and on construction of the heap leach and processing plant, incurring property, plant and equipment additions of $716,775 (2014 - $4,833).  The amount also increased due to a recognition of $329,000 for asset retirement obligation for the Buckreef project currently being mined.  Exploration activities have reduced as the Company advances its Buckreef project towards the commencement of production and continues exploration work on other projects in its portfolio and at the same time is conscious about conserving its cash in the current economic downturn.

Net loss for the six month period ended February 28, 2015 was $903,740 compared to a net loss of $115,390 for the comparable six month period ended February 28, 2014.  For the three month period ended February 28, 2015 and 2014, there was a net income of $337,661 compared to a loss of $1,704,739, respectively.  The main difference in net loss between the two years for both the six month period and the three month period is due to the lower gain from the revaluation of warrant liability during the six month period ended February 28, 2014 of $176,000 compared to $2,249,000 in 2014, offset by a gain on the revaluation of derivative liability of $1,322,721 compared to $nil in 2014.  The loss was further increased by interest accretion of $442,668 and finance costs of $147,966 for the six three and six month periods ended February 28, 2015, compared to $nil in the prior year, both costs incurred as part of the convertible senior note financing in the year.

For the six month period ended February 28, 2015, depreciation expense was $117,485 compared to $109,140 for the six month period ended February 28, 2014. The increase of $8,345 is due to purchases over the last year resulting in higher amounts of depreciation on overall capital assets. The capital expenditure for the six month period ended February 28, 2015 was $712,062 as compared to $4,833 in the six month period ended February 28, 2014.  The increase in capital expenditures is due to construction of the heap leach pads and processing plant.  These assets are currently not yet being depreciated as they are currently still under construction and not in use.

Consulting fees for the six month period ended February 28, 2015 were $79,835 compared to $80,852 in the comparable six month period ended February 28, 2014.  Consulting expenses remained consistent between the two periods.  Consulting fees for the three months ended February 28, 2015 were $48,753 compared to $(25,310) in the comparable period ended February 28, 2013. The negative expense in the prior period was due to account reclassifications.

Directors’ fees for the six month period ended February 28, 2015 were $158,181 compared to $173,709 in the comparable six month period ended February 28, 2014.  Director fees decreased slightly between the two periods due to longer amortization periods of RSU’s in the current period.

Office and general expenses for the six month period ended February 28, 2015 were $148,715 compared to $184,750 in the comparable six month period ended February 28, 2014. Office and general costs decreased between the comparable periods due to cost reduction measures across all areas of the Company in light of the current economic conditions and resources available to the Company.  For the three month period ended February 28, 2015, office and general expenses were $70,688 compared to

Management Discussion and Analysis

February 28, 2015

$107,367 in the comparable period ended February 28, 2014. The reason for the decrease for the three month period is the same as above.

Shareholder information costs for the six month period ended February 28, 2015 increased to $184,472 from $180,655 for the comparable six month period ended February 28, 2014. Shareholder information costs remained consistent between the comparable periods.  For the three month period ended February 28, 2015, shareholder information costs were $85,076 compared to $83,501 for the three month period ended February 28, 2014. Shareholder information costs remained consistent between the comparable periods.

Professional fees increased by $33,381 for the six month period ended February 28, 2015 to $231,137 from $197,756 for the six month period ended February 28, 2014.  Professional fees were higher during the current quarter as the Company deals with tax litigation in Tanzania, various business consulting fees on strategy regarding future financings, and other matters as it approaches initial production on its Buckreef project.  For the three month period ended February 28, 2015 professional fees went from $71,075 for the six month period ended February 28, 2014 to $79,464. The decrease is due to the same reasons above.

Salaries and benefits expense decreased to $542,281 for the six month period ended February 28, 2015 from $683,021 for the six month period ended February 28, 2014.  Salaries and benefits decreased slightly due to the former CFO departing the Company and the new CFO coming in at lower rates.  The expenses for the corresponding three month period ending February 28, 2015 and 2014 were $250,255 and $371,563 respectively. Salaries and benefits decreased due to the same reason as for the six month period.

Share based payments for the six month period ended February 28, 2015 were $219,628 compared to $368,818 in the comparable six month period ended February 28, 2014.  Share based payments vary depending on the number of equity based compensation options issued and vesting.  See note 7 of the unaudited interim condensed consolidated financial statements for the three and six month periods ended February 28, 2015 and 2014 for details.  Director fee RSU expense was $66,381 and $101,881, respectively.

For the six month period ended February 28, 2015, travel and accommodation expense decreased by $68,097 from $100,178 in 2014 to $32,081.  For the three months ended February 28, 2015, travel and accommodation expense decreased by $60,422 from $67,025 in 2014 to $6,603. Travel and accommodation expense was particularly high in Q2, 2013 due to an increase in travel related to working towards the advancement of projects into future production.

For the six month period ended February 28, 2015, the foreign exchange gain was $278,446 compared to an exchange loss of $2,756 for the same six month period ended February 28, 2014. The years’ Tanzanian Shilling exchange rate decreased from 1,503 at August 31, 2014 to 1,435 at February 28, 2015.

Interest expense for the six month period ended February 28, 2015 was $26,655, compared to income of $28,289 for the six month period ended February 28, 2014.  Interest income decreased as the average

Management Discussion and Analysis

February 28, 2015

cash balance in interest bearing accounts decreased during the current period.  The expense is a result of interest assessed on taxes due in Tanzania.

The interest accretion expense for the six month period ended February 28, 2015 was $442,668, compared to $4,779 for the six month period ended February 28, 2014. The interest relates to the issuance of convertible debt.  Interest accretion was higher as of February 28, 2015 as the Company raised funds through the convertible senior note financing closed in December 2014.  The Company also incurred finance costs of $147,966 (2014 - $nil) in relation to interest payments on the convertible senior note financing during the six month period ended February 28, 2015.

During the six month period ended February 28, 2015, the Company agreed to abandon and wrote off $236,575 in expenses in various project areas (2014 – wrote off $173,486) from abandoning various licenses, see note 3 of the unaudited interim condensed consolidated financial statements for the three and six month periods ended February 28, 2015 and 2014 for details. The Company is continuously evaluating its mineral properties Licenses and Carry Forward Balances and makes adjustments as deemed necessary to reflect current plans to explore and develop licenses into the future.

A gain of $176,000 (2014 – gain of $2,249,000) was recognized during the six month period ended February 28, 2015 in connection with the revaluation of the warrant liability.  Warrant liability is revalued at every reporting period using the Black-Scholes model.  See note 7 of the unaudited interim condensed consolidated financial statements for the three and six month periods ended February 28, 2015 and 2014 for details.

A gain of $1,322,721 (2014 – $nil) was recognized during the six month period ended February 28, 2015 in connection with the revaluation of the derivative liability.  The derivative liability is revalued at every reporting period using the Black-Scholes model.  See note 20 of the unaudited interim condensed consolidated financial statements for the three and six month periods ended February 28, 2015 and 2014 for details.

Summary of Quarterly Results (unaudited)

(Expressed in thousands of dollars, except per share amounts)

	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2014 Q2	2014 Q1	2013 Q4	2013 Q3
Total revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Income (Loss)	$324	$(1,227)	$(1,649)	$(650)	$(1,704)	$1,589	$(2,755)	$(1,497)
Basic and diluted income (loss) per share	$0.00	$(0.01)	$(0.02)	$(0.01)	$(0.02)	$0.02	$(0.03)	$(0.01)

Management Discussion and Analysis

February 28, 2015

Liquidity and Capital Resources – Going Concern Discussion

The Company manages liquidity risk by maintaining adequate cash balances in order to meet short term business requirements.  Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding.  Previously, the Company has obtained funding via private placements, public offering and various sources, including the Company’s President and CEO.

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at February 28, 2015, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in fiscal 2015 in order to continue development and construction of the Buckreef Project. On December 29, 2014, the Company closed the issuance of US$10,000,000 in convertible senior notes (see note 20 of the unaudited interim condensed consolidated financial statements for the three and six month periods ended February 28, 2015 and 2014 for details).  This convertible senior note financing was amended subsequent to February 28, 2015 reducing the outstanding loan amount to USD$1,450,000 with an option of up to an additional USD$4,000,000 at the option of the lender, see note 23 of the unaudited interim condensed consolidated financial statements for the three and six month periods ended February 28, 2015 and 2014 for details.  Furthermore, the Company is continuing to pursue additional financing, which the Company believes will fund the construction of the Buckreef Project and additional projects. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms. These unaudited interim condensed consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the unaudited interim condensed consolidated financial statements.

As of February 28, 2015, the Company’s working capital position was a negative working capital of $392,016 (August 31, 2014 – $1,325,667 positive working capital).  As the Company’s mineral properties advance, additional equity and debt financing will be required to fund exploration and mining activities.  Additional funding may be derived from revenues generated in the future from anticipated completion and operation of its heap leach mine currently under development.

Some of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.

In addition to the property payments committed to by the Company to maintain options in certain prospecting and mining option agreements (note 3), the Company is committed to rental payments of approximately $21,468 as at February 28, 2015 (August 31, 2014 - $nil) for premises in fiscal 2014.

The Company also entered into a commitment with DMO Technological Services Ltd. of Zimbabwe for the

Management Discussion and Analysis

February 28, 2015

purchase of a carbon in column plant in connection with the heap leach operations at Buckreef in the amount of USD$nil (August 31, 2014 - USD$582,240).

Convertible Debt

On October 4, 2010 the Company completed a private placement with arm’s length third parties consisting of three-year convertible promissory notes in the aggregate principal amount of $1,060,000 bearing interest at 3% and convertible into 204,772 common shares at the price of $5.1765 per share. On September 14, 2013 the promissory notes matured and the Holders elected repayment of the promissory notes in cash.  Accordingly $1,060,000 plus interest in the amount of $30,000 was paid on September 16, 2013.

Convertible senior note

On December 29, 2014, the Company closed out of escrow the issuance of US$10,000,000 in convertible senior notes to an institutional lender. The facility may be increased to US$15,000,000, subject to financial criteria.

The notes were issued at an 8% discount, with an initial funding amount of US$9,200,000.  The notes are convertible at the option of the lender at a price of US$0.98.  The notes bear interest at 8% per annum, payable monthly.   The lender may opt to receive interest in common shares in lieu of cash at US$0.98 per share ..  The notes mature in 24 months and are prepayable in full (if the prepayment amount is funded by new debt) or in part (if the prepayment amount is funded by equity) at the option of the Company after 6 months at a price equal to 107% of the principal being repaid .. The lender may redeem 7.5% of principal monthly commencing in March, 2015 payable in cash or shares at the option of the Company (at a price based on 90% of the then-current volume weighted average trading price) , subject to certain conditions, including that the volume-weighted average trading price (“VWAP”) of the common shares exceeds US$0.60 per share on the payment date and on each of the 20 trading days immediately preceding such date, and that an SEC registration statement is effective for resale of the common shares issuable under the notes ..

The initial closing drawdown was US$1,766,588. Subsequent drawdowns may be made based on meeting certain financial conditions, including the Company achieving net free cash flow of at least US$1,050,000 over a quarterly period ..  As of February 28, 2015, the Company has not achieved the financial conditions, as such, the cash held in escrow is restricted and unavailable to the Company for use.  As of February 28, 2015, the Company repaid USD$750,000.

On March 25, 2015, the terms of the convertible note were amended, see note 23.

On closing, 982,143 warrants were issued to the lender which are exercisable for 5 years at the conversion price of US$0.98.  Any warrants issued to the lender in the future will be exercisable at 115% of the 5-day VWAP of the common shares on the 5 trading days immediately preceding the date of issue.

Management Discussion and Analysis

February 28, 2015

The Company incurred $435,174 in direct expenditures relating to securing this financing.  In addition, 400,000 shares and 400,000 warrants were issued as finders fees (Note 7).  The 400,000 warrants are exercisable for 2 years at the conversion price of US$0.98.These costs have been recorded as transaction costs against the convertible senior notes to be amortized over the life of the notes.

The balance of the convertible senior note is as follows:

	February 28, 2015	August 31, 2014
Note issued at face value ($10,000,000 USD)	$ 11,626,808	$ -
Discount on convertible note ($800,000 USD)	(930,145)	-
Conversion component of convertible note ($2,934,000 USD)	(3,359,000)	-
Transaction costs relating to conversion component - cash	381,279	-
Transaction costs relating to convertible note - shares	(264,000)	-
Warrants issued to debenture holders	(443,000)	-
Transaction costs relating to convertible note – broker warrants	(72,000)	-
Transaction costs relating to convertible note - cash	(435,174)	-
Amortization of bond discount and transaction costs	442,668	-
Repayments – cash ($750,000 USD)	(933,825)	-
Reduction of conversion component on repayment	252,000	-
Foreign exchange	342,157	-
Balance, end of the period/year	$ 6,607,768	$ -

The conversion option is considered an embedded derivative as it is denominated in USD whereas the Company’s functional currency is the Canadian dollar. The feature is classified as a current liability on the statement of financial position and is carried at fair value as determined by the Black-Scholes option pricing model, with changes in fair value recorded as gains or losses in the statement of comprehensive loss.

The assumptions in valuing the embedded derivative on issuance at December 9, 2014 include an expected volatility of 74%, a risk free interest rate of 0.72% and an expected life of 2 years resulting in a fair value on issuance of $3,359,000 less transaction costs of 381,279 for a resulting value of $2,977,721.  As at February 28, 2015, the derivative in the convertible note is valued at $1,403,000 (August 31, 2014 - $nil).  The assumptions in valuing the embedded derivative at February 28, 2015 include an expected volatility of 73%, a risk free interest rate of 0.63% and an expected life of 1.75 years.  The decrease in value of the derivative in convertible promissory note resulted in a gain of $1,322,721 (2014 - $nil) for the six month period ended February 28, 2015.

The liability portion of the Debentures is recorded at the present value of the expected future principal and interest cash flows using a discount rate of 33%. This discount is accreted over the term of the Debentures using an effective interest rate of 33%.

Management Discussion and Analysis

February 28, 2015

Interest expense related to the Debentures amounted to $147,966 (2014 - $nil), as at February 28, 2015 and is recorded as finance charge in the statement of comprehensive loss. Accretion expense during the six month period ended February 28, 2015 totaled $442,668 (2014 - $nil).  All interest payments have been paid as of February 28, 2015.

On March 25, 2015, the Company amended the terms of its convertible senior note financing, the first drawdown under which successfully closed on December 29, 2014.

Under the original financing terms, notes in the principal amount of US$10,000,000 were issued at an 8% discount, yielding an initial funding amount of US$9,200,000. The initial (closing) drawdown was US$1,766,558, and the balance of the funded amount (less expenses of issue) was placed in escrow to be available for future drawdowns, subject to the Company meeting certain financial ratios. The notes were to bear interest at 8% per annum, payable monthly.

The outstanding principal at the time of the amendment was US$9,250,000 representing the original USD$10,000,000 less the payment made as part of the lenders “mandatory redemption option”. The previously escrowed funds will be returned to the lender -- under the amended financing, there will be no escrow of funds -- and the outstanding principal amount of the notes will be reduced to US$1,450,000. Interest at 8% per annum will be calculated on the reduced principal amount only, effective from March 1, 2015. A maximum of US$300,000 in cash will be repayable in April, 2015, pursuant once again to the lender’s "mandatory redemption option."

The reduced amount of outstanding notes remain convertible at the option of the lender at 115% of the 5-day volume-weighted average trading price on the NYSE MKT of the Company's common shares as at December 9, 2014 (being US0.98). The terms of the 982,143 share purchase warrants issued to the lender on closing are unchanged; they remain exercisable for 5 years at the conversion price, and the lender may also opt to receive interest in common shares in lieu of cash at that price. The notes mature in 24 months and are prepayable at the option of the Company 6 months after the original closing. The lender may resume mandatory redemptions of up to US$750,000 monthly commencing in May, 2015 payable in cash or, subject to registration and certain financial criteria, shares at the option of the Company (at a price based on 90% of the then-current volume weighted average trading price).

The lender will be entitled to advance up to an additional US$4,000,000 to the Company in exchange for 8% discount notes subject to the same maturity and repayment terms (and entitlement to share purchase warrants) as currently apply, with a conversion price of US$0.98, subject to downward adjustment to $0.50, from and after September 30, 2015, under certain market conditions. In consideration of the amendments agreed to, the lender will receive 500,000 common shares of the Company.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Management Discussion and Analysis

February 28, 2015

Transactions with Related Parties

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties).

(a) Tanzanian Royalty Exploration Corporation entered into the following transactions with related parties:

Six months ended February 28,	Notes	2015	2014
Legal services	(i)	$212,935	$103,825
Rent	(ii)	$13,176	$37,274
Rent	(iii)	$5,516	$17,544
Consulting	(iv)	$69,691	$nil
Consulting	(v)	$91,215	$nil

(i) The Company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the six month period ended February 28, 2015, the legal expense charged by the firm was $212,935 (2014 - $103,825).  As at February 28, 2015, $256,719 remains payable (August 31, 2014 - $28,648).

(ii) During the six month period ended February 28, 2015, $13,176 (2014 - $37,274) was paid to a company associated with the Company’s Chairman and COO and his spouse for office rental.

(iii)  During the six month period ended February 28, 2015, $5,516 (2014 - $17,544) was paid to a company associated with the Company’s CFO for office rental.  This office rental lease was cancelled effective November 1, 2014.

(iv) During the six month period ended February 28, 2015, $69,691 (2014 - $nil) was paid for heap leach construction consulting and website/data back-up services to companies controlled by individuals associated with the CEO.

(v) During the six month period ended February 28, 2015, $91,215 (2013 - $nil) was paid for grade control drilling and other consulting services to Stamico, the Company’s joint venture partner on the Buckreef Gold Project.

At February 28, 2015, the Company has a receivable of $2,072 (August 31, 2014 - $2,072) from an organization associated with the Company’s President and CEO.

Management Discussion and Analysis

February 28, 2015

At February 28, 2015, the Company has a receivable of $5,541 (August 31, 2014 - $16,622) from the general manager of the Company for amounts advanced on his behalf.

 (b) Remuneration of Directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer) of the Company was as follows:

Six months ended February 28,	2015		2014
	Salaries and benefits (1)	Share based payments (2), (3)	Salaries and benefits (1)	Share based payments (2), (3)
Management	$ 184,642	$ 196,194	$ 219,253	$ 288,324
Directors	91,800	66,381	90,281	101,881
Total	$ 276,442	$ 262,575	$ 309,534	$ 390,205

    (1)   Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.

     (2)   Compensation shares may carry restrictive legends.

     (3)   All RSU share based compensation is based on the accounting expense recorded in the year.

Restricted Stock Unit Plan

The Restricted Stock Unit Plan (“RSU Plan”) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the RSU Plan provides for the grant of restricted stock units (“RSUs”).  Each RSU represents an entitlement to one common share of the Company, upon vesting.  As of November 9, 2012, the Board resolved to suspend 1,500,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 1,000,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  As of January 9, 2014, the Board further resolved to amend the suspension to 1,200,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 1,300,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  Any of these awards of RSUs may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the Award Agreement.

Of the 1,300,000 shares authorized for issuance under the Plan, 1,203,254 shares have been issued as at February 28, 2015.

Management Discussion and Analysis

February 28, 2015

Critical Accounting Estimates

Assessment of Recoverability of Mineral Property Costs

The deferred cost of mineral properties and their related development costs are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the properties following the commencement of production. Cost includes both the cash consideration as well as the fair market value of any securities issued on the acquisition of mineral properties. Properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from property options granted reduce the cost of the related property and any excess over cost is applied to income  The Company’s recorded value of its exploration properties is based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals,  underlying  mineral  resources  associated  with  the  properties  and  future  costs  that  may  be required for ultimate realization through mining operations or by sale.

Assessment of Recoverability of Deferred Income Tax Assets

The Company follows the balance sheet method of accounting for income taxes.  Under this method, deferred tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.  Deferred tax liabilities and assets are measured using substantively enacted tax rates.  The effect on the deferred tax liabilities and assets of a change in tax rates is recognized in the period that the change occurs.  Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that is probable that taxable profit will be available against which the deductible temporary difference and the carry forward of unused credits and unused tax losses can be utilized.  In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company assesses, based on all available evidence, the likelihood that the deferred income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered probable, the deferred tax asset is not recognized.

Estimate of Share Based Payments and Warrant Liability and Associated Assumptions

The Company recorded share based payments based on an estimate of the fair value on the grant date of share based payments issued and reviews its foreign currency denominated warrants each period based on their fair value. The accounting required for the warrant liability requires estimates of interest rate, life of the warrant, stock price volatility and the application of the Black-Scholes option pricing model.   See note 7 of the February 28, 2015, unaudited interim condensed consolidated financial statements for full disclosure.

Management Discussion and Analysis

February 28, 2015

Critical accounting policies

Mineral Properties

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred.  If a property is brought into production, these costs will be amortized against the income generated from the property.  If a property is abandoned, sold or impaired, an appropriate charge will be made to the statement of comprehensive loss at the date of such impairment.  Discretionary option payments arising on the acquisition of mining properties are only recognized when paid.  Amounts received from other parties to earn an interest in the Company's mining properties are applied as a reduction of the mining property and deferred exploration and development costs until all capitalized costs are recovered at which time additional reimbursements are recorded in the statement of comprehensive loss, except for administrative reimbursements which are credited to operations.

Consequential revenue from the sale of metals, extracted during the Company's test mining activities, is recognized on the date the mineral concentrate level is agreed upon by the Company and customer, as this coincides with the transfer of title, the risk of ownership, the determination of the amount due under the terms of settlement contracts the Company has with its customer, and collection is reasonably assured.  Revenues from properties earned prior to the commercial production stage are deducted from capitalized costs.

The amounts shown for mining claims and related deferred costs represent costs incurred to date, less amounts expensed or written off, reimbursements and revenue, and do not necessarily reflect present or future values of the particular properties.  The recoverability of these costs is dependent upon discovery of economically recoverable reserves and future production or proceeds from the disposition thereof.

The Company reviews the carrying value of a mineral exploration property when events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value of the property exceeds its fair value, the property will be written down to fair value with the provision charged against operations in the year of impairment. An impairment is also recorded when management determines that it will discontinue exploration or development on a property or when exploration rights or permits expire.

Ownership in mineral properties involves certain risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests.  The Company has investigated the ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Capitalized mineral property exploration costs are those directly attributable costs related to the search for, and evaluation of mineral resources that are incurred after the Company has obtained legal rights to explore a mineral property and before the technical feasibility and commercial viability of a mineral reserve are demonstrable.  Any costs incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred.  Field overhead costs directly related to exploration are capitalized and allocated to mineral properties explored.  All other overhead and administration costs are expensed as incurred.

Management Discussion and Analysis

February 28, 2015

Once an economically viable reserve has been determined for a property and a decision has been made to proceed with development has been approved, acquisition, exploration and development costs previously capitalized to the mineral property are first tested for impairment and then classified as property, plant and equipment under construction.

Impairment of Long-lived Assets

At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash‐generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash‐generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash‐generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash‐generating unit) in prior years.

The Company’s most critical accounting estimate relates to the impairment of mineral properties and deferred exploration costs.  During the six month period ended February 28, 2015, the Company wrote off $236,575 of costs related to its mineral properties (2014 – $173,486).  Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.

Asset Retirement Obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties and PPE, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit‐of‐production method or the straight‐line method, as appropriate.  Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market‐based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.

Management Discussion and Analysis

February 28, 2015

Financial Instruments

Fair Value of Financial Instruments

The Company designated its other financial assets, derivatives in convertible senior notes and warrant liability as FVTPL, which are measured at fair value.  Fair value of other financial assets is determined based on quoted market prices and is categorized as Level 1 measurement.  Fair value of warrant liability and derivatives in convertible senior notes are categorized as Level 3 measurement as it is calculated based on unobservable market inputs.   Trade and other receivables and cash and cash equivalents are classified as loans and receivables, which are measured at amortized cost.  Trade and other payables and convertible debt are classified as other financial liabilities, which are measured at amortized cost.  Fair value of trade and other payables and convertible debt are determined from transaction values that are not based on observable market data.

The carrying value of the Company’s cash and cash equivalents, trade and other receivables, trade and other payables approximate their fair value due to the relatively short term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.  The Company is subject to credit risk on the cash balances at the bank, its short-term bank investments and accounts and other receivables.  The Company’s cash and cash equivalents and short-term bank investments are with Schedule 1 banks or equivalents.  The accounts and other receivables consist of GST/HST receivable from the Canada Revenue Agency, Tanzanian Revenue Authority and amounts due from related parties.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate.  The Company’s bank accounts earn interest income at variable rates.  The Company’s future interest income is exposed to changes in short-term rates.  As at February 28, 2015, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $3,000 (2014 - $67,000).

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at February 28, 2015, the Company had current assets of $10,046,371 (August

Management Discussion and Analysis

February 28, 2015

31, 2014 - $2,614,572) and current liabilities of $10,438,387 (August 31, 2014 - $1,288,905). All of the Company’s trade payables and receivables have contractual maturities of less than 90 days and are subject to normal trade terms.  Current working capital deficiency of the Company is $392,016 (August 31, 2014 - $1,325,667 working capital).

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows.  At February 28, 2015, the Company had no hedging agreements in place with respect to foreign exchange rates.  As a majority of the funds of the Company are held in Canadian currencies, the foreign currency risk associated with US dollar and Tanzanian Shilling financial instruments is not considered significant at February 28, 2015.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 102,239,380 common shares outstanding, 1,382,143 share purchase warrants outstanding and there were 713,235 RSUs outstanding.

Outlook

The Company’s Board of Directors has confirmed the strategic objective of the Corporation is to develop the Buckreef Gold Project as with part of the Low Cost Cash Flow generating Mine Projects including the Kigosi Gold project. The corporation is also  exploring and evaluating  various mineral properties in the portfolio. In addition, management is of the opinion that Itetemia’s Golden Horseshoe Reef (GHR) represents a modest, yet robust, medium-grade, near surface gold deposit that warrants further feasibility investigations. Aswell the Luhala and Lunguya properties, hold modest but low cost gold extraction potential.  Management has developed a conceptual production plan, whereas, Buckreef South Main resource is currently at mine development including the construction of low cost heap leach plant. This plan is part of a big plan aimed at advancing Buckreef (including Main, South, Bingwa and Tembo), Itetemia, Luhala and Kigosi projects through various stages of development into eventual production.

Management Discussion and Analysis

February 28, 2015

Exploration Summary

The continuity of expenditures on mineral properties is as follows:

Management Discussion and Analysis

February 28, 2015

Buckreef Project

Mine Development and Operations

Progress

The Buckreef Project is located in the Geita District of the Geita Region south of Lake Victoria, some 110km southwest of the city of Mwanza (see Figure, overleaf).  The project area can be accessed by ferry across Smiths Sound, via tarred national road and thereafter via unpaved but well-maintained gravel roads. The Project comprises five  prospects. One of the projects Buckreef constitutes  three ore zones namely Buckreef South, Buckreef Main and Buckreef North.

The Project is fully-licensed for the mining and extraction of gold. The  first low cost Heap Leach gold extraction plant is nearing completion. This is  just one of several gold project in the pipe line to generate cash flow for the entire  Buckreef Project.

The following work was completed during the reported quarter:

•

Installation of protective Geo-textile & HDPE membrane liners on the walls and floors of the solution ponds. This is important for  protecting the surroundings from any poisonous leakages from the ponds.

•

Installation and fitting of the water supply pipes at the HL Pads by Safeliners Company Ltd

•

Emplacement of PVC pipes for water and solution supply from Pad #2,  connecting pipes to the Intermediate pond from pad #1 & #2, connecting the gate valve to control solution and/or water to the outlet end of pad #2 and fixing and installation of 6 inch PVC pipes to and from the ponds and pads were either complete and or over 50% completed.

•

The first phase erection of the CIC process plant was completed  by DMO of Zimbabwe.

•

The erection of the steel frameworks for the Process Plant, Cyanide mixing and Carbon elusion tanks were also completed.

Towards the end of this quarter, MO technicians returned on site  to complete the last part of the installation of the CIC process plant.  Instalment of the cyanide PVC irrigation drip pipeloaded HL Pad # One undertaken by Safeliners Company Ltd, a company with vast experience in the drip irrigation pipe works. The Gold Room and Laboratory buildings were fitted with  two steel doors and three windows, The only outstanding work was the installation of safe in the Gold Room and electric fittings on the building.

A provisional Water Use Permit was issued consistent with regulations governing compliance to the Lake Tanganyika Basin Water Board and Occupational Safety and Health (OSHA).  Several other  steps are being undertaken for the processing the final permit as per  the WRMA No. 11 of 2009.

The Government Chemist Laboratory Agency granted the Certificate of Chemical usage to Buckreef Gold Company Ltd.

All the components required for the complete installation of the Pilot Crushtec Plant arrived on site and the  installation of the plant was  at advanced stage towards the end of the quarter. The  Crusher will only

Management Discussion and Analysis

February 28, 2015

be used for grain size reduction when hard ore material is prepared for the leaching process.  Please note that the oxide Ore currently mined at Buckreef doesn’t require crushing before the leaching process.

Buckreef South Pit will be mined into two (2) phases. Phase 1 to focus on the southern part of the South Pit and Phase 2 on  the Northern part of the Pit. During phase 1, four zones namely  Zone#1 high grade (HG), Zone#1 low grade (LG), and Zone #2 high grade and zone#2 low grades will be mined. The entire Zone#1HG is defined by 24,097.5 tonnes of ore material @ 5.05g/t Au, while Zone#1LG is defined by 320,074 tonnes of ore material @ 0.58g/t Au, Zone#2HG is made up of 29,834.05 tonnes of ore @ 3.32g/t Au while Zone#2LG is defined by 59,675.5 tonnes of ore @ 0.92g/t Au.

Mining of the ore material continued for the second quarter in the South Pit. This constituted  mining of four flitches  from south cut  (1217 – 1210mRL). A total of 58,686 tonnes of ore @ 1.79g/t Au with estimated 3,386.68 Oz Au  was mined during the quarter. Out of that ore material,  33,704 tonnes of ore @ 1.23 g/t Au with estimated 1,334.09 Oz Au have been placed  on the ROM Pad; 22,855.5 tonnes @ 2.38 g/t Au for 1,746 Ounces on the HL Pad# One; and 2,126.25 tonnes @ 4.31 g/t Au for 294.37 Ounces on  HL Pad# Two.

Management Discussion and Analysis

February 28, 2015

Stockpile Balance: Dec 2014 - Feb 2015 Quarter

The  south pit cut has so far produced a cumulative total of 76,646.25 tonnes @ 1.96 g/t Au with estimated contained gold of 4,828.68 Ounces as of 1st March, 2015.

The active mining fleet primarily consist of 3 tipper trucks and JCB200 being a primary excavator equipment. This fleet are mostly utilized for topsoil stripping, ore loading and hauling, waste loading and hauling, cutting batters and other mining development work.

Exploration Projects

Itetemia Project

The Itetemia gold deposit includes the Mineral Resources of the Golden Horseshoe Reef (“GHR”), and is an advanced stage exploration project focusing on the development of the GHR. Significant metres of drilling and sampling so far completed over the GHR and surrounding areas culminated in the estimation of the following Mineral Resources by CSA Australia Pty (Ltd) (“CSA”).  The gold resource numbers for the GHR are as at 8th March 2011 using a cut-off grade of 1.0g/t:-

DOMAIN	CLASSIFICATION	VOLUME (m3)	TONNES (t)	GRADE (g/t)	OUNCES oz
Main Lode	Indicated	816,000	2,390,000	3.14	241,000
	Inferred	355,000	1,053,000	3.68	125,000
TOTAL MAIN LODE		1,171,000	3,443,000	3.31	366,000
Footwall Lode	Indicated	141,000	409,000	1.92	25,000
	Inferred	128,000	380,000	2.57	31,000
TOTAL FOOTWALL LODE		269,000	789,000	2.23	57,000
TOTAL INDICATED		957,000	2,799,000	2.96	266,000
TOTAL INFERRED		483,000	1,433,000	3.39	156,000
GRAND TOTAL		1,440,000	4,232,000	3.11	422,000

Rounding results in computational discrepancies

The main activity completed for the Itetemia project is the feasibility study works (final metallurgical testwork, process engineering designs, etc.) undertaken by MaSS Resources company.

The Efficient Consultants Limited (Itetemia EIA Consultants) completed the Environmental Impact Statement (EIS) document and it had been submitted to the National Environment Management Council (NEMC) in the quarter, which is now in the responsible Minister office waiting for approval.

At the end of this quarter Itetemia project area had 12 PLs covering a surface area of 55.47 square kilometers.

Management Discussion and Analysis

February 28, 2015

Kigosi Project

Kigosi Project area remains subject to a Game Reserve Declaration Order. Upon repeal or amendment of that order by the Tanzanian Government, the Kigosi Mining Company will be legally entitled to exercise its rights under the Mineral Rights and Mining Licence. The procedures for de-gazzeting the Kigosi mining licence project area from a game reserve area to a mining area on the government gazette has not been completed by government of Tanzania.

There were no developments on the Kigosi mining area de-gazzeting process during the second quarter to allow mine development on the idling Kigosi Mining Licence. The project has remained with 26 PLs and 1 mining license covering a surface area of 412.19 square kilometers.

Luhala Project

The Luhala Project is an advanced stage exploration project focusing on the development of the Luhala gold deposit which consists of five anomalous hilltops. The mineralization is stratabound shear-zone hosted gold mineralization (stratigraphic and structural control) within a distinct unit of felsic rocks with associated ferruginized mafic and felsic rocks.

Varying amounts of drilling and sampling has been conducted over the various deposits at Luhala, which has to-date resulted in the estimation, by CSA, of the following Mineral Resources for Luhala as at 8th March 2011 using a cut-off grade of 1.0g/t:

DOMAIN / ZONE	CLASSIFICATION	VOLUME (m3)	TONNES (t)	GRADE (g/t)	OUNCES oz
Kisunge Central	Inferred	410,000	870,000	1.76	48,900
Kisunge East		110,000	240,000	2.15	16,800
Kisunge South		60,000	120,000	1.68	6,300
Shilalo South		100,000	200,000	2.47	15,900
Shilalo West		200,000	430,000	1.73	23,900
TOTAL LUHALA PROJECT		880,000	1,860,000	1.87	112,000
TOTAL INFERRED		880,000	1,860,000	1.87	112,000
GRAND TOTAL		880,000	1,860,000	1.87	112,000

Rounding results in computational discrepancies

The process of selecting a consultant to carry out feasibility study at the Luhala gold project has been completed and once funds are available the contract to engage the Consultant to carry out the study will be signed to initiate the FS study works.

The project has remained with 5 PLs covering a surface area of 34.18 square kilometers.

Management Discussion and Analysis

February 28, 2015

Lunguya Project

The Lunguya gold project is situated on a major NW-SE regional shear zone which extend north into Barrick’s Bulyanhulu gold mine (>10M oz).  Gold in these shear zones occur in narrow shear-foliated quartz veins in sheared contacts between basalts and granites. Potential for the discovery of an economic resource from Lunguya can be inferred from active small scale mining activities which are contiguous with Lunguya.  Work so far completed at Lunguya has identified bull’s eye gold in soil anomalies and RAB-drilled contact along the granite-greenstone contacts.  Reassessment is ongoing to determine whether additional work is required to upgrade the resource.  The project has remained with 7 PLs covering a surface area of 90.23 square kilometers.

Exploration Projects

Following the Company’s decision to include mine development to its strategy of generating maximum revenue from its extensive portfolio of properties and with the rising costs of maintaining prospecting and other licences in Tanzania, management decided to drop some licences.  A technical team was formed to review the prospectivity of the entire licence portfolio in Tanzania and propose to management licences to be dropped. Thirty eight (38) licences were proposed to be retained as were believed to be on prospective areas for gold mineralization.

The Projects with licences on advanced development stage include Buckreef with one mining licence with five prospects namely Buckreef main, Eastern Porphyry, Bingwa, Tembo and Buziba; Kigosi with one mining licence with two prospects, namely Luhwaika and Igunda Itetemia with advanced Golden Horseshoe Reef (GHR) prospect awaiting mining licence application and Luhala project with advanced drill prospects including Luhala, Shilalo and Kisunge prospects, awaiting feasibility study completion.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk.  For further details on the risk factors affecting the Company, please see the Company’s amended Form 20-F Annual Report for year ended August 31, 2014 filed on SEDAR as the Company’s Annual Information Form.

Disclosure Controls and Procedures (“DC&P”)

Requirements of NI 52-109 include conducting an evaluation of the effectiveness of DC&P.  Management conducted an assessment of the effectiveness of the DC&P in place as of February 28, 2015 and concluded that such procedures are adequate and effective to ensure accurate and complete disclosures in filings.  Any system control over disclosure procedures, particularly for junior exploration companies, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all inaccuracies.  These limitations include limited personnel available for such work, geographical logistics and human error among others.  The Board of Directors assess the integrity of the public financial disclosures through the oversight of the Audit Committee.

Management Discussion and Analysis

February 28, 2015

Internal Control Over Financial Reporting (“ICFR”)

Requirements of NI 52-109 include conducting an evaluation of the effectiveness of ICFR.  Management conducted an assessment of the effectiveness of the ICFR in place as of February 28, 2015 and concluded that such procedures are adequate and effective to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with International Financial Reporting Standards.  Any system of internal control over financial reporting, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all misstatements.  The Board of Directors assess the integrity of the public financial disclosure through the oversight of the Audit Committee.

The Corporation’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for the design and effectiveness of disclosure controls and procedures (“DC&P”) and the design of internal control over financial reporting (“ICFR”) to provide reasonable assurance that material information related to the Corporation is made known to the Corporation’s certifying officers. The Corporation’s controls are based on the Committee of Sponsoring Organizations (“COSO”) 1992 framework. The Corporation’s CEO and the CFO have evaluated the design and effectiveness of the Corporation’s DC&P as of February 28, 2015  and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Corporation is made known to them by others within the Corporation. The CEO and CFO have also evaluated the design and effectiveness of the Corporation’s ICFR as of February 28, 2015 and concluded that these controls and procedures are effective in providing reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

During the current period there have been no changes in the Corporation’s DC&P or ICFR that materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

Additional Information

Tanzanian Royalty Exploration Corporation is a Canadian public company listed on the Toronto Stock Exchange trading under the symbol “TNX” and also listed on the NYSE Amex Equities Exchange trading under the symbol “TRX”.  Additional information about the company and its business activities is available on SEDAR at www.sedar.com and the Company’s website at www.tanzanianroyalty.com.

Approval

The Board of Directors of Tanzanian Royalty Exploration Corporation has approved the disclosure contained in the interim MD&A.  A copy of this interim MD&A will be provided to anyone who requests it.  It is also available on the SEDAR website at www.sedar.com.

Management Discussion and Analysis

February 28, 2015

Cautionary Note Regarding Forward-Looking Statements

Except for statements of historical fact relating to the Company, certain information contained in this MD&A constitutes “forward-looking information” under Canadian securities legislation.  Forward-looking information includes, but is not limited to, statements with respect to the potential of the Company’s properties; the future prices of base and precious metals; success of exploration activities, cost and timing of future exploration and development; the estimation of mineral reserves and mineral resources; conclusions of economic evaluations; requirements for additional capital; and other statements relating to the financial and business prospects of the Company.  Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or “variations of such words and phrases or statements that certain actions, events or results “may” , “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments at Buckreef or other mining or exploration projects, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, and is inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: unexpected events and delays during permitting; the possibility that future exploration results will not be consistent with the Company’s expectations; timing and availability of external financing on acceptable terms in light of the current decline in global liquidity and credit availability; uncertainty of inferred mineral resources; future prices of base and precious metals; currency exchange rates; government regulation of mining operations; failure of equipment or processes to operate as anticipated; risks inherent in base and precious metal exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations; and uncertain political and economic environments.  Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.  The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.